Item 1. N/A

Item 2.        Disposition of Assets

On October 30, 2003, Ricketts Enterprises International Inc, a subsidiary of REII Incorporated (the "Company") disposed of One (1) residential building held for investment purposes.

        The total selling price of the one residential building is follows:

        5247-49 24, Ave S.W. Golden Gate FL 34116      $ 195,000.00

                                                       ----------
        Gross Sales prices                             $ 195,000.00


       Cost of Sales Action                            $  14.731.00.
                                                       ----------
       Net Income from Sale                            $ 180,269.00

       The Historical value of this property as carried on the company's books was $ 115,000.00 thereby showing a net profit on this transaction of $65,269.00.
 The income from this sale will be added to company's working capital.

 On November 5,2003 Ricketts Enterprises International Inc., a subsidiary of REII Incorporated disposed of one (1) rental property at 17605 Northhagen DR. Houston Texas, 77084.

        The total selling price of the one (1) residential property, is as follows:

        17605 Northhagen Dr, Houston TX 77084          $  62,000.00
                                                         -----------
          Gross Sales price                            $  62,000.00

          Cost Of Sales Acton                          $   6,455.92
                                                         -----------
          Net Income from Sale                         $  56,013.75

        The historical value of this property as carried on the company's books was $28,900.00 thereby showing a net profit on this transaction of $ 27,113.00.